SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
September 16, 2008
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
          See the Exhibit Index to this Form 6-K.
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
September 16, 2008	By:	/s/ Christopher G. Webster
		Name:	Christopher G. Webster
		Title:	Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Letter filing the revised Annual Information Form of Pengrowth Energy Trust.